

Vast Receives $30M from Australian Renewable Energy Agency for Green Technology to Decarbonise Australia's Grid and Power Green Fuels Production

SYDNEY, Australia, November 25, 2024 – Vast Renewables Limited ("Vast") (Nasdaq: VSTE) today announced it has signed an updated funding agreement to access up to $30 million of its existing $65 million grant from the Australian Renewable Energy Agency ("ARENA"). The funding will support Vast's green technology manufacturing and project development activities as it deploys its next generation concentrated solar thermal power (CSP) solution to deliver the clean, dispatchable power and heat that the world needs.

CSP is an obvious technology to deploy in Australia's energy transition in one of the sunniest countries on earth. By capturing and storing the sun's energy as heat, CSP can power homes, industry and transport with green, reliable and affordable energy. The technology's dispatchable capacity will be a critical complement to intermittent solar PV and wind in Australia's energy mix, delivering longer-lasting power that's cost effective when the sun isn't shining and the wind isn't blowing.

Vast has pioneered the next generation of proprietary CSP technology, promising superior performance at lower cost and risk. It has a global pipeline of projects that will help to decarbonise electricity generation and power the production of green methanol and sustainable aviation fuels. Proven at its grid-connected pilot project in New South Wales, Vast's leading technology is set to be deployed at utility-scale at Vast Solar 1 ("VS1"), a 30MW power plant with 8 hours of storage located in the Port Augusta Green Energy Hub, South Australia.

Vast's Port Augusta utility-scale CSP project will generate clean, dispatchable electricity which will be sold into the National Electricity Market, and it will help to power a world-first co-located green methanol production facility, Solar Methanol 1 ("SM1"), also being developed by Vast. A real world, in-demand application for hydrogen, green methanol has the potential to decarbonise shipping and is already being used to power major container vessels.

Vast's internationally awarded, Australian-made technology is currently produced at its Queensland facility. ARENA's funding will see Vast scale up its Australian green technology manufacturing to supply VS1 and future projects. The $30 million funding will also support Vast in the final project development activities ahead of Final Investment Decision (FID) on VS1 in early 2025. Vast's Australian projects and manufacturing facility are anticipated to create dozens of green manufacturing and construction jobs, and long-term plant operations roles.

The support of the Australian Government has been key for Vast, which has the potential to be a catalyst for a domestic CSP industry and expects to export its green technology around the world to its global pipeline of projects, according to Vast CEO Craig Wood.

Wood said, "Unlocking this funding helps accelerate our Australian green technology manufacturing and the final stages of development for our first utility-scale project. ARENA's backing has been pivotal, getting us to a point where we are garnering significant interest from investors, industry and international governments keen to explore how our technology can play a key role in decarbonising hard-to-abate sectors including electricity, industry and fuels.



"With the continued support of the Australian Government and our investors, we are looking forward to building our next projects, and to helping Australia become an export powerhouse for this next generation of green technology."

The $30 million non-dilutive grant will be released from $65 million of funding announced in February 2023 by the Minister for Climate Change and Energy, Hon Chris Bowen MP, and ARENA. Construction of VS1 is anticipated to begin in Q2 2025, with capital expenditures estimated to be in the range of AUD360 million - AUD390 million.


Vast's 1.1MW demonstration project in Forbes, New South Wales

ENDS

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, or a combination to enable the production of green fuels. Vast's CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol "VSTE", while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts

For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com



For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding VS1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast's ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project (including VS1), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov